EXHIBIT 99.1

Independent Auditors' Report

The Stockholders and Board of Directors of

Vermont Yankee Nuclear Power Corporation:

We have audited the accompanying balance sheets of Vermont Yankee Nuclear Power Corporation (the "Company") as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Yankee Nuclear Power Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Burlington, Vermont

February 12, 2007

VERMONT YANKEE NUCLEAR POWER CORPORATION STATEMENTS OF INCOME (in thousands, except per share data)
	Years ended December 31,
	2006	2005	2004

Operating revenues

Operating expenses:
   Purchased Power
   Nuclear fuel expense (NOTE 3)
   Other operating expense (NOTE 2f)
   Taxes on income (NOTE 8)
   Other taxes
   Total operating expenses

Operating income (loss)

Other income (expense):
   Spent fuel disposal trust income (NOTES 4 and 7)
   Interest income on income tax refunds
   Taxes on other income (NOTE 8)
   Other, net
   Total other income, net

Income before interest expense

Interest expense:
   Interest on spent fuel disposal fee obligation (NOTE 7)
   Other interest expense
   Total interest expense

Net income

	$201,325 197,774 1,434 206 (1,617) 15 197,812 3,513 4,256 - (1,500) 638 3,394 6,907 6,157 2 6,159 $748	$160,613 162,805 1,383 (70) (3,202) 18 160,934 (321) 3,676 2,996 (2,260) 338 4,750 4,429 3,769 - 3,769 $660	$167,399 166,029 1,344 643 (743) 39 167,312 87 2,766 - (838) 60 1,988 2,075 1,537 - 1,537 $538
Basic earnings per share of common stock Average shares outstanding	$3.59 208.4	$3.17 208.4	$2.58 208.4

See accompanying notes to financial statements.

VERMONT YANKEE NUCLEAR POWER CORPORATION BALANCE SHEETS (in thousands, except share data)
	December 31,
	2006	2005
ASSETS Long-term investments, at fair value: Spent fuel disposal trust (NOTES 2b, 4, 6 and 7) Other investments (NOTES 2b, 4 and 6) Total long-term investments	$125,359 1,656 127,015	$120,639 1,341 121,980
Current assets: Cash and cash equivalents (NOTE 2d) Accounts receivable from sponsors (NOTE 1) Tax refunds and other receivables Total current assets	12,789 15,648 23 28,460	11,358 15,387 22 26,767

Deferred charges:
   Deferred DOE enrichment site decontamination and
      decommissioning fee (NOTE 3)
   Accumulated deferred income taxes (NOTE 8)
   Other deferred charges (NOTES 3, 4 and 10)
   Total deferred charges

	1,106 170 1,170 2,446	2,485 163 1,737 4,385
TOTAL ASSETS	$157,921	$153,132

CAPITALIZATION AND LIABILITIES
Capitalization:
   Common stock ($100 par; authorized 400,100 shares; issued 208,422 shares)
   Additional paid-in capital
   Retained earnings
   Total capitalization

Commitments and contingencies (NOTES 5 and 11)

Spent fuel disposal fee and accrued interest (NOTES 6 and 7)

Current liabilities:
   Accounts payable
   Current portion of DOE enrichment site decontamination and decommissioning fee (NOTE 3)
   Accrued taxes
   Other current liabilities (NOTE 2e)
   Total current liabilities

	$20,842 (16,181) 140 4,801 134,881 15,207 - 68 294 15,569	$20,842 (16,114) 33 4,761 128,725 15,209 1,420 31 130 16,790

Deferred credits and other liabilities:
   Accrued employee benefits (NOTE 10)
   Accumulated deferred income taxes and investment credit (NOTE 8)
   Other deferred credits (NOTE 10)
   Total deferred credits and other liabilities

	2,050 606 14 2,670	1,812 1,044 - 2,856
TOTAL CAPITALIZATION AND LIABILITIES	$157,921	$153,132

See accompanying notes to financial statements.

VERMONT YANKEE NUCLEAR POWER CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands, except share data)

	Shares	Amount at Par Value	Treasury Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - December 31, 2003 Net Income Regular Cash Dividends Declared on Common Stock Retire Treasury Stock Balance - December 31, 2004	400,014 - - (191,592) 208,422	$40,001 - - (19,159) $20,842	$(8,080) - - 8,080 $-	$(27,147) - - 11,079 $(16,068)	$- 538 (517) - $21	$4,774 538 (517) - $4,795
Net Income Regular Cash Dividends Declared on Common Stock Liquidating Cash Dividend Declared on Common Stock Balance - December 31, 2005	- - - 208,422	- - - $20,842	- - - $-	- - (46) $(16,114)	660 (648) - $33	660 (648) (46) $4,761
Net Income Regular Cash Dividends Declared on Common Stock Liquidating Cash Dividend Declared on Common Stock Balance - December 31, 2006	- - - 208,422	- - - $20,842	- - - $-	- - (67) $(16,181)	748 (641) - $140	748 (641) (67) $4,801

See accompanying notes to financial statements.

VERMONT YANKEE NUCLEAR POWER CORPORATION STATEMENTS OF CASH FLOWS (in thousands)
Years ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income
Adjustments to reconcile net income to net cash provided by
     operating activities:
   Deferred tax expense
   Amortization of deferred investment tax credits
   Amortization of DOE enrichment site decontamination and
    decommissioning fee
   Nuclear fuel disposal fee interest accrual
   Spent fuel disposal trust earnings
   (Increase) decrease in accounts receivable
   (Increase) decrease in tax refunds and other receivables
   Decrease in DOE enrichment site decontamination and
    decommissioning fee liabilities
   Increase (decrease) in accounts payable and accrued liabilities
   Increase (decrease) in accrued taxes
   Net change in other assets and liabilities
      Total adjustments
Net cash provided by (used for) operating activities

	$748 (445) - 1,434 6,157 (4,256) (261) (1) (1,420) 162 37 158 1,565 2,313	$660 3,251 (40) 1,383 3,769 (3,676) 1,231 576 (1,320) (1,227) (182) 214 3,979 4,639	$538 (423) - 1,344 1,537 (2,766) (3,395) - (1,264) (92) (44) 280 (4,823) (4,285)
Cash flows from investing activities: Proceeds from sale/redemption of securities Purchase of securities Purchase of Company-owned life insurance Net cash (used for) provided by investing activities	223,317 (223,370) (121) (174)	189,857 (189,655) (173) 29	197,690 (191,849) (131) 5,710
Cash flows from financing activities: Dividend payments out of retained earnings Liquidating dividend payments Net cash used for financing activities	(641) (67) (708)	(648) (46) (694)	(517) - (517)
Net increase in cash and cash equivalents Cash and cash equivalents at beginning of year Cash and cash equivalents at end of year	1,431 11,358 $12,789	3,974 7,384 $11,358	908 6,476 $7,384

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Nature of Business

Vermont Yankee Nuclear Power Corporation ("the Company") was incorporated under the laws of the State of Vermont on August 4, 1966. The Company was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered electric generating plant ("the Plant"). The names of the sponsoring utilities (collectively 'the Sponsors') and their respective entitlement percentages of the capacity and output of the Plant are as follows: Central Vermont Public Service Corporation with 35.0%, New England Power Company with 22.5%, Green Mountain Power Corporation with 20.0%, The Connecticut Light and Power Company with 9.5%, Central Maine Power Company with 4.0%, Public Service Company of New Hampshire with 4.0%, Cambridge Electric Light Company with 2.5%, and Western Massachusetts Electric Company with 2.5%. The Company repurchased the shares of its common stock held by five of the eight Sponsors in 2003 and retired the shares in 2004. Custom Investment Corporation (a wholly-owned subsidiary of Central Vermont Public Service Corporation), Green Mountain Power Investment Company (a wholly-owned subsidiary of Green Mountain Power Corporation) and Central Maine Power Company are the remaining stockholders of the Company.

The Company sold the Plant to Entergy Nuclear Vermont Yankee, LLC ("Entergy") on July 31, 2002 after having signed a Purchase and Sale Agreement (as amended, the "PSA") on August 15, 2001. Under the PSA, in addition to paying the purchase price, Entergy assumed the Company's obligation to operate and decommission the Plant in exchange for the transfer of ownership of the Plant and related assets (including but not limited to, the Vermont Yankee Nuclear Power Station and site; corporate offices and training facility; nuclear fuel inventories; switchyards and transformers; materials and supplies inventories; decommissioning trust funds; assets funding employee benefit plans assumed by Entergy; insurance policies; licenses and permits) and liabilities (including but not limited to, decommissioning liabilities and associated costs; pre-sale spent nuclear fuel; employee benefit liabilities; environmental liabilities; and nuclear liabilities) to Entergy. Assets specifically excluded from the sale included the Vermont Yankee Spent Fuel Disposal Trust and any short or long-term financial instruments. Liabilities specifically excluded were the pre-1983 spent fuel disposal cost liability; outstanding debt, including bonds and bank facilities; and any potential liabilities associated with pre-closing off-site disposal of hazardous materials. Sale proceeds were sufficient to retire all of the Company's then current debt including its First Mortgage Bonds and borrowings under its Secured Credit Agreement.

The PSA requires the Company to purchase from Entergy essentially all of the facility product (energy, capacity and other facility product) available from the Plant at the time of the sale through March 21, 2012 pursuant to a Power Purchase Agreement (as amended, the "PPA") with prices that generally range from 3.9 cents to 4.5 cents per kilowatt-hour. The PPA prices are subject to a "low market adjuster" that provides for lower power purchase prices if the market price of power is significantly less than the PPA price. In 2006, Entergy increased the capacity of the Plant by nearly 20%. Since the Company has no right or obligation to the resulting additional facility product, its entitlement has now been reduced from 100% to approximately 83%.

The Company has entered into Power Contracts, Additional Power Contracts and 2001 Amendatory Agreements (collectively, as amended, the "Power Contracts") with each of the Sponsors that have been accepted for filing with the Federal Energy Regulatory Commission ("FERC"). Under the terms of the Power Contracts each of the Sponsors is entitled and obligated to pay the Company an amount equal to its entitlement percentage of the Company's total operating expenses, allowed return on equity, and PSA and PPA costs, and to repurchase from the Company the output and other facility product purchased by the Company in the stated entitlement percentages.

The Plant commenced commercial operation on November 30, 1972, and except during maintenance and refueling outages, has been in full operation since that time. The Plant currently has a net maximum dependable capacity of approximately 620 megawatts and the Company is currently entitled and obligated to purchase approximately 83% of the output and other facility product from the Plant.

The Plant is currently licensed by the Nuclear Regulatory Commission to operate until March 21, 2012, although Entergy has announced its intention to seek a twenty year license extension. Other nuclear plants have successfully extended their operating licenses. If Entergy extends the operating license of the Plant, the Company's agreements with Entergy allow the Company a thirty-day period to exclusively negotiate for the purchase of some or all of the additional output, although there is no obligation to do so. There are other nuclear plants, including some in the Northeast, that have shut down prior to the end of their license lives for economic reasons. As a result of the sale of the Plant, shutting down and decommissioning the Plant is no longer a responsibility of the Company, and in the event of a plant shutdown, the Company is under no obligation to supply power to the Sponsors.

NOTE 2. Summary of Significant Accounting Policies

(a) Regulations and Operations - The Company is subject to regulations prescribed by the FERC, and the Public Service Board of the State of Vermont with respect to accounting and other matters. In accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, the Company records certain assets and liabilities in accordance with the economic effects of the rate making process.

The Company recognizes revenue pursuant to the terms of the Power Contracts, Additional Power Contracts and Amendatory Agreements filed with the FERC. The Sponsors, a group of eight New England utilities, are severally obligated to pay the Company each month their entitlement percentage of amounts equal to the Company's total operating expenses, an allowed return on equity (7.5% since July 31, 2002) and any PPA costs incurred on a unit contingent basis. All Sponsors are committed to such payments regardless of the Plant's operating level or whether the Plant is out of service during the period.

(b) Long-Term Investments - The Company accounts for its investments in long-term funds at fair value as required by Statement of Financial Accounting Standards No. 115. See NOTE 4 for further discussion of this accounting method. The cash surrender values of Company-owned life insurance policies are presumed to represent their fair values. Increases and decreases in cash surrender values other than those resulting from premium payments or withdrawals are recorded to income or expense as appropriate.

(c) Taxes on Income - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Cash and Cash Equivalents - The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

(e) Other Current Liabilities - Other current liabilities include the Company's estimate of costs incurred for which no invoice has been received by the balance sheet date and accrued payroll and benefit costs.

(f) Other Operating Expense - Other operating expense consists of costs incurred by the Company during the period for various items including employee salaries, employee benefits, attorneys, accountants, contractors, insurance, telephone and office supplies. The amounts reported include refunds of prior year expenses including insurance return premiums of $1.5 million, $1.6 million and $1.3 million for 2006, 2005 and 2004, respectively.

(g) Earnings Per Common Share - Basic earnings per common share have been computed by dividing earnings available to common stock by the weighted average number of shares outstanding during the year. Diluted earnings per common share have not been disclosed as they do not differ from basic earnings per share.

(h) Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount for retirement plans, regulatory assets, receivables and deferred income tax assets. Actual results could differ from those estimates.

NOTE 3. Deferred Charges and Deferred Credits

DOE Enrichment Site Decontamination and Decommissioning Fee

In October 1992, Congress passed the Energy Policy Act of 1992. The Act required, among other things, that certain utilities help pay for the cleanup of the United States Department of Energy ("DOE") enrichment facilities over a fifteen year period. The Company's annual fees were based on its historical share of enrichment services provided by DOE, were not adjusted for services performed subsequent to the Act, but were indexed to inflation. The Act stipulated that the annual fee is fully recoverable in rates in the same manner as other fuel costs. The Company has amortized each of the annual fee payments over a twelve month period beginning in the month of payment and recorded $1.4 million in nuclear fuel expense related to this fee in 2006, $1.4 million in 2005 and $1.3 million in 2004.

In 2006, the Company paid the last of the fifteen annual charges. As of December 31, 2006, the Company has recorded a regulatory asset of $1.1 million which represents the unrecovered portion of the 2006 fee payment and the total amount to be included in future billings to the Sponsors under the Power Contracts. As of December 31, 2005, the Company had recognized a current accrued liability of $1.4 million for the fee payment expected to be made in 2006, and a corresponding regulatory asset of $2.5 million including the unrecovered portion of the 2005 fee payment of $1.1 million.

Other Deferred Charges and Other Deferred Credits

In 2001, FERC approved a settlement agreement between the Company and intervening parties that included, among other things, a settlement on the regulatory treatment of costs incurred in conjunction with initiatives to sell the Plant and related assets and liabilities. The agreement provided for the refund of a portion of the costs incurred to date, and the authorization for the Company and the affected Sponsors to recover this refund through amortization, with a return. As of December 31, 2006 and 2005, $0.4 million and $0.5 million, respectively, of the $0.8 million refund remained to be recovered through March 2012.

Realized gains (losses) on investments in debt and equity securities in the Spent Fuel Disposal Trust and the Rabbi Trust (see NOTE 4) have the effect of reducing (increasing) billings to customers. Accordingly, the Company includes any net unrealized gain or loss (i.e. the difference between their cost and fair values) as an increase to Other Deferred Charges or Other Deferred Credits as appropriate. Net unrealized losses of $0.7 million and $1.1 million are included in Other Deferred Charges as of December 31, 2006 and December 31, 2005, respectively. See also NOTE 10 as the offsets to the additional minimum pension liabilities of $64 thousand as of December 31, 2006 and $36 thousand as of December 31, 2005 are also included in Other Deferred Charges.

NOTE 4. Long-Term Investments

The Company accounts for its investments in certain debt and equity securities by classifying each such security as either trading, available-for-sale or held-to-maturity. Both trading and available-for-sale securities must be reflected on the balance sheets at their aggregate fair values. Held-to-maturity securities are reflected on the balance sheets at amortized cost.

The Company has long-term investments in two trust funds. The securities included in the Spent Fuel Disposal Trust represent funds invested by the Company for which the earnings and principal will be used to pay the DOE fee for the disposal of nuclear fuel used prior to April 7, 1983. Under the terms of the Plant sale to Entergy, the Company retained the Spent Fuel Disposal Trust and the related obligation to the DOE. See NOTE 7 for further details. Although the Company collected this fee from its Sponsors in rates, it has elected to defer payment as permitted by the contract with DOE. The Company also has investment securities in a Rabbi Trust intended to fund nonqualified pension benefits for its executives under the terms of their respective employment contracts.

The Company classifies securities held in the Spent Fuel Disposal Trust and the Rabbi Trust as available-for-sale. As of December 31, 2006 and 2005, the reported Trust balances include net unrealized losses of $0.7 million and $1.1 million, respectively. The Company has recorded corresponding adjustments in Deferred Charges since any realized losses have the effect of increasing billings to customers. The cost and estimated fair values of long-term investments in the Spent Fuel Disposal Trust and the Rabbi Trust at December 31, are as follows (dollars in thousands):
	2006		2005
Spent Fuel Disposal Trust: US Treasury obligations Municipal obligations Corporate and other bonds Accrued interest and money market funds Rabbi Trust: Fixed income mutual funds Equity mutual funds	Cost $78,209 27,702 18,529 1,641 $126,081 $204 266 $470	Fair Value $77,684 27,514 18,520 1,641 $125,359 $201 298 $499	Cost $67,938 33,701 17,287 2,859 $121,785 $147 198 $345	Fair Value $67,251 33,455 17,074 2,859 $120,639 $145 222 $367

At December 31, gross unrealized gains (losses) pertaining to long-term investment securities in the Spent Fuel Disposal Trust and the Rabbi Trust were as follows (dollars in thousands):

2006	2005

Unrealized gains on US Treasury obligations
Unrealized losses on US Treasury obligations
Unrealized gains on municipal obligations
Unrealized losses on municipal obligations
Unrealized gains on corporate and other bonds
Unrealized losses on corporate and other bonds
Unrealized losses on fixed income mutual funds
Unrealized gains on equity mutual funds

$58 (583) 128 (316) 52 (61) (3) 32 $(693)	$15 (702) 102 (348) 15 (228) (2) 24 $(1,124)

The following table shows the gross unrealized losses and fair values of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, (dollars in thousands):
	< 12 months		> 12 months		Total Investments With Unrealized Losses
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2006 US Treasury obligations Municipal obligations Corporate and other bonds Fixed income mutual funds	$33,127 $4,617 $2,577 $-	$(200) $(35) $(42) $-	$36,878 $13,624 $4,730 $142	$(383) $(281) $(19) $(3)	$70,005 $18,241 $7,307 $142	$(583) $(316) $(61) $(3)
2005 US Treasury obligations Municipal obligations Corporate and other bonds Fixed income mutual funds	$45,823 $16,977 $8,491 $-	$(423) $(156) $(131) $-	$15,972 $7,032 $3,808 $145	$(279) $(192) $(97) $(2)	$61,795 $24,009 $12,299 $145	$(702) $(348) $(228) $(2)

For the years ended December 31, gross realized gains (losses) pertaining to long-term investment securities were as follows (dollars in thousands):
	2006			2005
	Total Sale	Gross Realized		Total Sale	Gross Realized
	Proceeds	Gain	Loss	Proceeds	Gain	Loss
Spent Fuel Disposal Trust Rabbi Trust	$222,913 $404	$227 $26	$(567) $-	$189,663 $194	$481 $6	$(687) $-

The average duration of the underlying investments in the fixed income mutual funds in the Rabbi Trust at December 31, 2006 and 2005, were 4.1 and 3.5 years, respectively. Maturities of fixed income securities in the Spent Fuel Disposal Trust at December 31, shown at face values are as follows (dollars in thousands):

	2006	2005
Within one year One to five years Five to ten years Over ten years	$29,001 55,916 8,839 29,554 $123,310	$19,995 61,658 10,367 24,740 $116,760

In addition to the long-term investments in marketable securities above, the Company has also invested in Company-owned life insurance policies on the lives of its executives. The cash surrender values of these policies are presumed to represent their fair values. As of December 31, 2006 and 2005, the fair values of these policies were $1,157 thousand and $974 thousand, respectively, which together with the fair value of investment securities in the Rabbi Trust total the $1,656 thousand and $1,341 thousand, respectively, reported as the fair values of Other Investments in the Balance Sheets.

NOTE 5. Debt Obligations and Lines of Credit

The Company had no long-term debt obligations at December 31, 2006 or 2005. The Company had an available line of credit of $3.5 million as of both December 31, 2006 and 2005. The Company's current line of credit expires on May 31, 2007. The line of credit is to help fund a substantial financial assurance requirement with ISO New England (the independent system operator of New England's electricity supply and wholesale electricity marketplace) if required. There were no borrowings under this line of credit during either 2006 or 2005.

NOTE 6. Disclosures About the Fair Value of Financial Instruments

The carrying amounts for cash and temporary investments, accounts receivable from Sponsors, accounts payable, and accrued liabilities approximate their fair values because of their short maturities. Long-term funds are carried at fair market values which are estimated based on quoted market prices for these or similar investments.

The estimated fair value of the Company's financial instruments as of December 31, are summarized as follows (dollars in thousands):
	2006		2005
Spent Fuel Disposal Trust Spent fuel disposal fee and accrued interest Rabbi Trust Cash surrender value of life insurance policies	Cost $126,081 $134,881 $470 $1,157	Fair Value $125,359 $134,881 $499 $1,157	Cost $121,785 $128,725 $345 $974	Fair Value $120,639 $128,725 $367 $974

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 7. Spent Fuel Disposal

Under the Nuclear Waste Policy Act of 1982, DOE is responsible for the disposal of spent nuclear fuel and high-level radioactive waste. The Company, as required by that Act, signed a contract with DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from its nuclear generation station beginning no later than January 31, 1998. The contract obligated the Company to pay a one-time fee of approximately $39.3 million for disposal costs for all spent fuel discharged through April 6, 1983, and a fee payable quarterly equal to one mill per kilowatt-hour of nuclear generated and sold electricity after April 6, 1983. With the exception of the pre-1983 disposal cost responsibility, this contract was assigned to Entergy effective with the sale of the Plant in 2002.

Although the $39.3 million for the one-time fee has been collected from the Sponsors in rates, the Company elected to defer payment to DOE as permitted by the DOE contract. The fee plus accrued interest must be paid no later than the first delivery of spent fuel to DOE, currently not expected before 2020. Interest accrues on the unpaid obligation based on the thirteen-week Treasury Bill rate and is compounded quarterly. Through 2006, the Company has accumulated $125.4 million in an irrevocable trust to be used exclusively for meeting this obligation ($134.9 million including accrued interest) at some future date, provided the DOE complies with the terms of the aforementioned contract. Under the terms of the sale agreement, the Company retained the spent fuel trust fund assets and the related obligation to make this payment to the DOE when it becomes due.

The DOE's delivery schedule has not been met and is expected to be delayed significantly. It is not certain when DOE will accept spent nuclear fuel and high-level radioactive waste from civilian nuclear power plants, although DOE has recently testified before U.S. Congress that the earliest would be 2020. Various legal proceedings have been brought against DOE and the federal government to enforce the DOE's obligation to dispose of spent nuclear fuel and seeking damages resulting from DOE's breach of those obligations. In July 1996, the U.S. Court of Appeals for the District of Columbia Circuit ruled that DOE had an unconditional obligation to begin disposing of the utilities' spent nuclear fuel by January 31, 1998, and that the absence of a DOE interim storage facility did not excuse DOE from that obligation. In November 1997, the same Court declined to order DOE to accept spent nuclear fuel, saying that the utilities had another potentially adequate remedy under their DOE contracts.

Beginning in February 1998, a series of lawsuits were filed with the U.S. Court of Federal Claims seeking damages from the Government for DOE's breach of its obligation to begin disposing of the utilities' spent fuel by the 1998 deadline. On August 31, 2000, the U.S. Court of Appeals for the Federal Circuit decided appeals from rulings in four of these cases, ruling that the utilities were entitled to sue in the U.S. Court of Federal Claims for breach of contract damages and need not first submit equitable adjustment claims to the DOE Contracting Officer.

In accordance with the terms of the PSA, the Company retained certain rights to pursue claims related to DOE's defaults under the DOE spent fuel disposal contract. The Company filed its lawsuit against the Government for DOE's breach in the U.S. Court of Federal Claims on July 30, 2002.

In most of the pending cases (including the Company's), the Government has filed motions for partial summary judgment regarding the rate of spent nuclear fuel acceptance and on the issue of whether the contracts with DOE cover the disposal of Greater Than Class C Radioactive Waste. The Company and some of the other suing utilities have filed cross-motions for summary judgment on the acceptance rate issue. The Government has also filed motions to dismiss takings claims in those cases (including the Company's) which include such claims as well as motions to dismiss illegal exaction claims in cases which include such claims.

On April 16, 2003, the Chief Judge of the U.S. Court of Federal Claims ("COFC") issued an order designating six of the spent fuel damages cases (but not the Company's case) as "lead" or "accelerated" cases and ordered that the remaining cases (including the Company's case) be stayed unless affirmatively ordered to proceed by the presiding judge in any individual case. On January 15, 2004, the judge presiding over the cases issued an order lifting the stay. Subsequent to the stay being lifted, the Company on January 30, 2004, filed an amended complaint. On September 17, 2004, the Company and the Government requested, and on October 6, 2004, the court agreed to stay the case until the end of 2004. On January 18, 2005, the Company and the Government jointly requested the court to stay the case until the earlier of July 1, 2005 or a ruling by the Federal Circuit in Indiana Michigan Power Co. v. United States. On July 1, 2005, the Company and the Government again jointly requested, and on July 5, 2005, the court agreed to stay the case until the later of the end of 2005 or a ruling by the Federal Circuit in Indiana Michigan Power Co. v. United States.  On September 9, 2005, the Federal Circuit issued its ruling in Indiana Michigan, which concluded that utilities could recover mitigation damages as they are incurred, but not future damages.

On December 6, 2005, the trial judge presiding over the Company's case transferred the case to a newly appointed judge of the same court. On May 4, 2006, the Government filed two motions for summary judgment in the Company's lawsuit to recover damages for the DOE's breach of its obligation under the DOE Standard Contract to begin removal of spent nuclear fuel ("SNF") no later than January 31, 1998.  One of the Government's motions challenged the validity of the Company's assignments of its rights and duties under the Standard Contract to Entergy, alleging that the assignments were invalid because they were partial (i.e. the Company retained certain rights and duties under the Standard Contract, including the duty to pay the one-time fee related to SNF that existed prior to April 7, 1983).  The other Government motion alleged that the Company's claims must fail due to the Company's failure to pay the one-time fee that will be due when the Government is ready to begin removing SNF.  The Company opposed each of the Government's motions, and filed a cross-motion for summary judgment on the issue of the Government's partial breach of the Standard Contract by virtue of its failure to begin accepting SNF.  On October 19, 2006, the court issued a decision denying both of the Government's motions for summary judgment, and granting the Company's cross-motion for summary judgment, essentially finding that the Government is liable for partial breach of contract.  In deciding these motions, the court did not decide whether all of the Company's claims have been assigned, or the extent to which the Company's claims have been assigned, stating that a ruling on that issue would require further factual development in the litigation. It is anticipated that the judge will issue a procedural order in the first quarter of 2007 setting forth a litigation schedule for the case.

The Company cannot predict the outcome of this matter at this time.

NOTE 8. Taxes on Income

The Company uses the asset and liability method of accounting for income taxes. This method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities ("temporary differences").

The components of income tax (benefit) expense for the years ended December 31, are as follows (dollars in thousands):

2006	2005	2004

Taxes on operating income:
Current federal income tax
Deferred federal income tax
Current state income tax
Deferred state income tax
Investment tax credit adjustment

Taxes on other income:
Current federal income tax
Current state income tax

Total income taxes

$(932) (330) (240) (115) - (1,617) 1,294 206 1,500 $(117)	$(5,058) 2,467 (1,355) 784 (40) (3,202) 1,785 475 2,260 $(942)	$(250) (311) (70) (112) - (743) 648 190 838 $95

The principal items comprising the difference between the total income tax (benefit) expense and the amount calculated by applying the statutory federal income tax rate to income before tax for the years ended December 31, are as follows (dollars in thousands):

2006	2005	2004

Income before income tax
Federal statutory rate
Federal statutory tax expense
State income taxes, net of federal income tax benefit
Earnings exempt from federal income tax
Tax settlements/adjustments
Valuation allowance (federal only)
Investment credit
Other
Total income tax (benefit) expense provided

$631 34% 215 (98) (269) (38) 95 - (22) $(117)	$(282) 34% (96) (63) (480) (354) 97 (40) (6) $(942)	$633 34% 215 5 (544) - 385 - 34 $95

The significant components of deferred tax (benefit) expense for the years ended December 31, are as follows (dollars in thousands):

2006	2005	2004

DOE Decommissioning & Decontamination deduction
   over (under) financial statement expense
Capital loss and minimum tax credit carry-forward
Pension expense deduction under financial statement expense
Employee benefits deduction under financial statement expense
Valuation allowance
Other, net

$(404) (29) (21) (77) 120 (34) $(445)	$3,302 4 (44) (69) 88 (30) $3,251	$(404) (285) (99) (78) 432 11 $(423)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are presented below (dollars in thousands):

2006	2005

Deferred tax assets:
   Pension, retiree and other employee benefit liabilities
   Capital loss and minimum tax credit carry-forward
      Total deferred tax assets
      Less valuation allowance
      Net deferred tax assets

Deferred tax liabilities:
   DOE Decommissioning & Decontamination
   Deferred prior sale costs
      Total deferred tax liabilities
      Net deferred tax asset (liability)

$922 310 1,232 (1,062) 170 (441) (165) (606) $(436)	$824 281 1,105 (942) 163 (845) (199) (1,044) $(881)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the expected availability of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the Internal Revenue Code. The valuation allowances are largely the result of liabilities that will more likely than not, not be deductible until after the expiration of the PPA, and the Company considers it more likely than not that taxable income at that time will not be sufficient to realize the full value of the deferred tax assets. A valuation allowance has also been made for a capital loss carry-forward resulting primarily from the sale of fixed income investments in the Spent Fuel Trust during a period of rising interest rates. While these losses can produce a possible tax benefit in future years, the Company believes that a benefit is more likely than not, not to be realized by the expiration of the carry-forward period given the nature of the investments in the Spent Fuel Trust. Finally, a valuation allowance has also been made because of the Company's expectation that it will more likely than not, not be able to benefit by its minimum tax credit carry-forward since it results from the Spent Fuel Trust investments in tax exempt securities, the Spent Fuel Trust is expected to continue to be invested in a similar manner and the Company's otherwise taxable income is expected to be even more limited in the future.

NOTE 9. Supplemental Cash Flow Information

The following information supplements the cash flow information provided in the Statements of Cash Flows (dollars in thousands):

Cash paid during the year for: Interest Income taxes	2006 $2 $420	2005 $- $327	2004 $- $436

NOTE 10. Pension and Post Retirement Welfare Benefit Plans

The Company has a qualified defined benefit pension plan and a nonqualified excess defined benefit pension plan which cover all of its current employees. The benefits provided under the plans are based on years of service and final average earnings, integrated with Social Security benefits. The Company also has a supplemental unfunded nonqualified pension plan for one of its former employees providing benefits based on final earnings. Additional minimum pension plan liabilities of $64 thousand and $36 thousand were recorded by the Company as of December 31, 2006 and 2005, respectively. The Company has recorded offsetting deferred charges as these amounts are expected to be included in future year billings. Therefore, no related other comprehensive income has been recorded.

The Company has a postretirement welfare benefit plan providing medical, dental and life insurance benefits to retired employees and their covered dependents funded through a Voluntary Employee Beneficiary Association Trust. Company billing and funding for the postretirement welfare benefit plan are as filed and approved by FERC. The prepaid or accrued benefit costs recognized on the balance sheets at December 31, 2006 and 2005 for postretirement benefits have offsetting deferred credits or deferred charges, as they are expected to be credited or charged to customers in the future. The Company currently has one retiree.

The measurement date used for the pension plan and the postretirement benefit plan is December 31. The accrued benefit costs indicated below are included in the balance sheets under Accrued Employee Benefits. Other amounts included in this item as of December 31, 2006 and 2005, include the following unfunded liabilities: Nonqualified deferred compensation ($750 thousand and $577 thousand, respectively), accrued vacation ($85 thousand and $82 thousand, respectively) and accrued severance ($117 thousand and $90 thousand, respectively).

Reconciliation of the beginning and ending benefit obligation balances for the plans (dollars in thousands):

	2006	2005

Pension plan benefits (aggregated)
Beginning of year projected benefit obligation
   Service cost
   Interest cost
   Actuarial loss
   Benefits paid
      End of year projected benefit obligation

Accumulated Benefit Obligation (aggregated)

	$1,453 31 83 67 (78) $1,556 $1,132	$1,397 28 79 27 (78) $1,453 $1,088
Postretirement welfare plan benefits Beginning of year projected benefit obligation Service cost Interest cost Actuarial loss (gain) Benefits paid End of year benefit obligation	$550 15 29 80 (12) $662	$674 18 36 (167) (11) $550

Reconciliation of the beginning and ending fair value of assets for the plans (dollars in thousands):

	2006	2005
Pension plan assets (aggregated) Beginning of year fair value of assets Actual return on assets Company contributions Benefits paid End of year fair value of assets	$173 18 136 (78) $249	$169 6 76 (78) $173
Postretirement welfare benefits Beginning of year fair value of assets Actual return on assets Company contributions Benefits paid End of year fair value of assets	$481 47 84 (12) $600	$390 18 84 (11) $481

Reconciliation of the funded status of the plans as of December 31 (dollars in thousands):

	2006	2005
Pension plans (aggregated) Projected benefit obligation (PBO) Fair value of assets (FVA) PBO in excess of FVA Unrecognized prior service cost Unrecognized actuarial loss Net amount recognized	$(1,556) 249 (1,307) 122 137 $(1,048)	$(1,453) 173 (1,280) 199 77 $(1,004)
Amounts recognized in the balance sheets: Accrued benefit liability Additional minimum liability Other deferred charges Net amount recognized	$(1,048) (64) 64 $(1,048)	$(1,004) (36) 36 $(1,004)

Postretirement welfare plans
Accumulated postretirement benefit obligation (APBO)
Fair value of assets (FVA)
APBO in excess of FVA
   Unrecognized prior service cost
   Unrecognized actuarial loss
      Net amount recognized

	$(662) 600 (62) 22 54 $14	$(550) 481 (69) 44 2 $(23)
Amounts recognized in the balance sheets: Prepaid (accrued) benefit cost Net amount recognized	$14 $14	$(23) $(23)

Net periodic benefit costs recognized for the periods ended December 31 (dollars in thousands):

	2006	2005	2004
Pension benefits (aggregated) Service cost Interest cost Expected return on assets Net amortization: Prior service cost Total amortization Net expense recognized	$31 83 (11) 77 77 $180	$28 79 (10) 77 77 $174	$57 74 (8) 146 146 $269
Postretirement welfare benefits Service cost Interest cost Expected return on assets Net amortization: Net actuarial loss Prior service cost Total amortization Net expense recognized	$15 29 (19) - 22 22 $47	$18 36 (15) 21 22 43 $82	$17 34 (11) 47 22 69 $109

Weighted average assumptions used as of December 31:

Discount rate Compensation scale Expected return on assets (postretirement welfare benefit plan) Expected return on assets (defined benefit pension plan)	2006 5.75% 4.00% 4.00% 6.50%	2005 5.75% 4.00% 4.00% 6.50%	2004 5.75% 4.00% 4.00% 6.50%

The Company's overall expected long-term rate of return on assets is 4.00% (after tax) for the postretirement welfare benefit plan and 6.50% for the defined benefit pension plans. For measurement purposes, a 10% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2007. The rate was assumed to decrease by 1% per year until an ultimate rate of 6% is reached in 2011. A 6% annual rate of increase in the per capita cost of covered dental benefits was assumed for 2007 and beyond. A one percentage point change in assumed health care cost trend rates would have the following effects on the information for the postretirement welfare plans:

Effect on total service and interest cost components Effect on accumulated postretirement benefit obligation	1% Increase $6 $72	1% Decrease $(6) $(60)

The weighted-average asset allocations for the Company's pension and postretirement benefit plans at December 31, 2006 and 2005, by asset category are as follows:

	2006	2005
Pension plan: Equity securities Debt securities Cash and equivalents Total	60% 38% 2% 100%	60% 39% 1% 100%
Postretirement benefit plan: Equity securities Debt securities Cash and equivalents Total	59% 37% 4% 100%	60% 39% 1% 100%

The current asset allocation targets for both the plans is 60% equity, 39% fixed income and 1% cash, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth.

The Company expects to contribute approximately $71 thousand to the pension plans and $84 thousand to the postretirement welfare benefit plan in 2007. Estimated future benefit payments are as follows (dollars in thousands):

	Pension	Postretirement Welfare
2007 2008 2009 2010 2011 2012 - 2016	$78 $97 $124 $124 $124 $579	$14 $24 $39 $44 $47 $208

NOTE 11. Commitments and Contingencies

(a) Insurance - With the sale of the Plant to Entergy in 2002, Entergy assumed all liabilities for past and future events which could result in retrospective premiums being assessed against the Company for policies the Company maintained up to the date of the sale under the Price-Anderson Act and by Nuclear Electric Insurance Limited ("NEIL"). The Company no longer purchases any policy which has, as a condition of coverage, any Price-Anderson retrospective premium obligation.

While the Company has canceled its Primary and Excess nuclear property policies with NEIL, it has purchased a NEIL Business Interruption/Extra Expense policy to cover costs associated with an extended shutdown of the Plant attributable to an insurable peril. As this is a NEIL policy with full membership rights and obligations, the policy has a maximum retrospective premium obligation of $132 136 thousand.

(b) Industry Restructuring and Other Regulatory Developments - The electric utility industry has been in a period of transition which, to some extent, has resulted in a shift away from cost of service based rates to market based rates. Most states in which the Company's Sponsors operate have explored or, in some cases, have implemented plans attempting to bring greater competition, customer choice, and market influence to the industry while retaining the benefits associated with the current regulatory system.

The Company cannot predict what effect these restructuring plans will have on the Company or its Sponsors. It is possible, however, that these restructuring orders or other regulatory actions could have a material adverse effect on one or more of the Sponsors, which could, in turn, have a material adverse effect on the Company.

In June 2005, Standard & Poor's Rating Services ("S&P") downgraded the corporate credit rating of Central Vermont Public Service Corporation ("CVPS") from an investment grade of BBB- to a rating of BB+, which is below investment grade. The downgrade was in response to an April 2005 Vermont Public Service Board rate order requiring CVPS to provide customers with a rate refund of approximately $6 million in June 2005 and to reduce rates by 2.75% effective April 1, 2005. In December 2005, the Company responded to a letter from Entergy related to the downgraded credit rating of CVPS. The letter requested that the Company provide adequate assurances that CVPS will timely perform its payment obligations with respect to its 35% sub-entitlement under the PPA.

In August 2006, S&P reaffirmed CVPS's corporate credit rating of BB+.  In December 2006, the Vermont Public Service Board approved a Memorandum of Understanding between CVPS and the Vermont Department of Public Service, allowing for a 4.07% increase in CVPS's retail rates effective January 1, 2007.  Following this order, CVPS's corporate credit rating remains BB+. CVPS has an entitlement percentage under the Power Contracts of 35%, the largest of any of the Company's eight Sponsors, and through its wholly owned subsidiary, Custom Investment Corporation, owns 58.9% of the Company's outstanding common stock.

NOTE 12. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. This new standard requires that the Company recognize the overfunded or underfunded status of its defined benefit and retiree medical plans (the "Plans") as an asset or liability in its 2007 year-end balance sheet. The Company expects that adopting SFAS 158 will increase accrued employee benefits by approximately $270 thousand with an offsetting increase to other deferred charges as these adjustments will be included in future billings to customers under the Power Contracts. SFAS 158 also requires measurement of the funded status of the Plans as of the year-end balance sheet date no later than 2008. This new requirement should have no effect on the Company's financial statements.